Exhibit 99.1

Braiin Announces Three-For-One Stock Split

NEW YORK AND PERTH / April 10, 2026 — Braiin Limited (Nasdaq: BRAI) ( “Braiin” or the “Company”), a multi-sector AI and technology firm, today announces that its Board of Directors and shareholders have approved of a three-for-one forward stock split of the Company’s ordinary shares.

The purpose of the stock split is to reduce the market price of the Company’s ordinary shares to a range that will be more accessible to retail investors. Each shareholder of record as of the close of trading on April 27, 2026 (the “Record Date”) will receive, after the close of trading on April 28, 2026, two additional shares for every share held on the Record Date. The stock split will not alter the Company’s shareholders’ percentage of ownership interest in Braiin. Trading is expected to begin on a split-adjusted basis at market open on April 29, 2026, which would be considered the effective date.

About Braiin Limited

Braiin Limited (Nasdaq: BRAI) is a global AI platform company delivering automation and predictive analytics across precision agriculture, customer experience, and property technology. The Company’s integrated platforms combine autonomous robotics, IoT, and machine learning to modernize traditionally analog industries. Headquartered in Western Australia, the Company maintains operations across seven countries. For more information, please visit braiin.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. federal securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements can often be identified by words such as “will,” “expect” and similar expressions, variations or negatives of these words, including, but not limited to, statements regarding the purpose of the stock split and the expected commencement of post-adjusted split trading.

For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release and are encouraged to review the Company’s filings with the SEC for a more complete discussion of the risks and other factors that could affect any forward-looking statements, which are available for review at http://www.sec.gov.

The forward-looking statements in this press release speak only as of the date of this release. The Company undertakes no obligation to update, revise, or correct any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Investor Relations Contact

Lucas A. Zimmerman & Ian Scargill

MZ Group - MZ North America

(262) 357-2918

BRAI@mzgroup.us

www.mzgroup.us

Public Relations Contact

Matthew Cossel

Core PR

(212) 655-0924

pr@coreir.com